FORM OF MULTIPLE CLASS PLAN

HARVEST VOLATILITY EDGE TRUST

1.        The Plan. This Plan is the written multiple class plan for Harvest Volatility Edge Trust (the “Trust”), a Delaware statutory trust, and its underlying series (the “Funds”). The term “Distributor” shall mean the current principal underwriter of a Fund and the term “Adviser” shall mean the current investment adviser of a Fund. It is the written plan contemplated by Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which the Funds may issue multiple classes of shares and currently may issue Investor Class Shares and Institutional Class Shares. This Plan is intended to allow each Fund to offer multiple classes of shares to the fullest extent and manner permitted by the Rule, subject to the requirements and conditions imposed by the Rule. This Plan may be revised or amended from time to time as provided below. The terms and provisions of this Plan shall be interpreted and defined in a manner consistent with the provisions and definitions contained in the Rule.

2.        Features of the Classes. Each class of a Fund shall represent an equal pro rata interest in such Fund and generally shall have identical voting, dividend, liquidation and other rights and obligations, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that each class, as set forth herein and in the Funds’ prospectuses:

(i)        shall have a different designation and different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement;

(ii)        shall bear any Class Expenses as defined below;

(iii)        shall have exclusive voting rights on any matters submitted to shareholders that relate solely to that class’s arrangements, including, without limitation, voting with respect to a 12b-1 Plan (as defined below) for that class; and

(iv)        shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

Certain classes have adopted or may adopt a shareholder servicing or distribution and service plan pursuant to Rule 12b-1 under the 1940 Act (“12b-1 Plan”), and shall pay all of the expenses incurred pursuant to that arrangement. Expenses incurred in connection with a class’s 12b-1 Plan are referred to herein as “Class Expenses.”

Because Class Expenses may be accrued at different rates for each class of a Fund, dividends distributable to shareholders and net asset values per share may differ for shares of different classes of the same Fund.

3.        Allocations of Income and Expenses. Except as otherwise set forth herein or as may from time to time be specifically approved by the Board of Trustees of the Trust, the income, realized gains and losses, unrealized appreciation or depreciation, and expenses of each Fund other than Class Expenses, are allocated between or among the classes on the basis of the relative net assets of each class of such Fund. Each class of shares may at the Trustees’ discretion also pay a different share of expenses, not including advisory or custodial fees or other expenses related to management of the Fund’s assets, if such expenses are actually incurred in a different amount by that class, or if the class received services of a different kind or to a different degree than that of other classes (those expenses also are “Class Expenses” for purposes of this Plan).

4.        Fee Waivers and Reimbursements. The Adviser may waive or reimburse its advisory fee in whole or in part provided that the fee is waived or reimbursed to all shares of a Fund in proportion to their relative average daily net asset values. The Adviser, or any other entity, who charges a fee for a Class Expense may waive or reimburse that fee or reimburse any other Class Expense in whole or in part. The Distributor may waive or reimburse a 12b-1 Plan fee in whole or in part.

5.        Conversion Features/Exchange Privileges of Shares. Conversion features and/or exchange privileges for any class of a Fund may be provided, as disclosed in the applicable Fund’s prospectus and in accordance with the provisions of the Rule and the Fund’s governing documents. The Trust may suspend or eliminate the conversion features and/or exchange privileges at any time with respect to any shares or class of shares.

6.        Disclosure. The classes of shares to be offered by each Fund, and the initial, asset-based or contingent deferred sales charges and other material distribution arrangements with respect to such classes, if any, shall be disclosed in the prospectus and/or statement of additional information used to offer that class of shares. Such prospectus or statement of additional information shall be supplemented or amended to reflect any change(s) in classes of shares to be offered or in the material distribution arrangements with respect to such classes.

7.        Effectiveness and Amendment. This Plan takes effect as of the date set forth herein. This Plan has been approved by a majority vote of the Board of Trustees of the Trust and of the Trustees who are not “interested persons” (as defined and interpreted under the 1940 Act) of the Trust (the “Independent Trustees”) upon a finding that the Plan, including the expense allocation, is in the best interests of each class and each Fund as a whole. Prior to any material amendment to the Plan, the Board of Trustees of the Trust shall request and evaluate, and the Distributor shall furnish, such information as may be reasonably necessary to evaluate such amendment, and a majority of the Board of Trustees of the Trust and its Independent Trustees shall find that the Plan as proposed to be amended, including the expense allocation, is in the best interests of each class and each Fund as a whole.

Adopted by the Board of Trustees of Harvest Volatility Edge Trust on [            ], 2017.